

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 25, 2008

<u>Via U.S. Mail and Fax (978-654-4501)</u>

Vincenzo LiCausi
Chief Financial Officer
Cambridge Heart, Inc.
100 Ames Pond Drive
Tewksbury, Massachusetts 01876

      Re: Cambridge Heart, Inc.
              Amendment No. 1 to Form 10-K/A for the fiscal year ended
               December 31, 2007
              Filed April 14, 2008
              Form 10-Q for the quarter ended March 31, 2008
              File No. 000-20991

Dear Mr. LiCausi:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007</u>

<u>Financial Statements, page 33</u>

<u>Note 2. Summary of Significant Accounting Policies, page 40</u>

<u>Cash Equivalents, Restricted Cash and Marketable Securities, page 40</u>

1.   You disclose that "[t]he Company considers all highly liquid debt instruments
        purchased with a remaining maturity of three months or less to be cash
        equivalents." We note that you refer to remaining maturity and not original
        maturity. Please tell us how you considered the guidance in paragraph 8(b) of
        SFAS 95, including footnote 2 to that paragraph in determining your accounting
        policy.

2.   Further, you disclose that you included short-term commercial paper, auction rate
        securities, short-term securities of state government agencies with maturities less
        than three months from date of purchase and money market securities, totaling
        $563,366 and $113,384 at December 31, 2006 and 2007, respectively, in cash
        equivalents. You disclose that "[t]he liquidity of some of these securities may be
        effected by market conditions." Please discuss how you considered paragraphs 8
        and 9 in determining which investments qualified to be cash equivalents. Tell us
        which securities have a liquidity risk and how you considered those risks in
        determining that the security met the definition of a cash equivalent in SFAS 95.

3.   We note that approximately $11.2 million of your assets are in the form of
        marketable securities. Please tell us and in your future filings, please clearly
        discuss the nature of the material aspects of these securities as necessary to
        provide your investors with information necessary for a clear understanding of
        your balance sheet items. For example, as appropriate, identify the nature of your
        investments, indicate what factors may affect the value or liquidity of those
        securities, disclose how the interest rates on those investments will be determined
        and any material risks. Also, if those securities are reasonably likely to affect your
        financial condition in a material way, please expand your MD&A in applicable
        future filings to provide your investors with information necessary for a clear
        understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K.
        Also add any appropriate disclosure required by Item 305 of Regulation S-K.

Net loss per share, page 43

4.   You disclose that EITF 03-6 "will have an impact if and when the Company
        incurs net income and at that time [you] will evaluate whether [y]our existing
        securities meet the definition of a "participating security" under the provisions of
        EITF 03-06." Please tell us how you considered paragraph 19 of EITF 03-6,
        under which you should not automatically exclude a convertible participating
        security from the computation of basic EPS when you have a net loss. Instead,
        you would determine whether a participating security holder has an obligation to
        share in the losses based on the contractual rights and obligations of the
        participating security.

Note 8. Convertible Preferred Stock, page 49

5.   We note that as of December 31, 2007 you have warrants for the purchase of
        115,385 shares of Series A preferred stock outstanding. Each underlying Series A
        preferred share is convertible into 13 shares of your common stock. Please tell us
        the pertinent rights and privileges of the Series A preferred shares including any
        put rights. Discuss how you considered FSP FAS 150-5 in your accounting for
        the warrants.

6.   Further, we note that you previously classified the Series A preferred stock
        warrants within temporary equity in your December 31, 2006 Form 10-K. Please
        tell us why the warrants and the related preferred stock were previously classified
        as temporary equity. Please also tell us where the warrants are currently
        classified and why.

7.   You disclose that "[i]n the event of a liquidation of the Company, the holders of
        Series C Preferred Stock are entitled to receive, prior to the payment of any
        amount to the holders of Common Stock, other series of Preferred Stock or any
        other capital stock of the Company, an amount equal to the Series C Original
        Issue Price, plus declared but unpaid dividends on such shares." You also
        disclose that you classified these shares as temporary equity "based on the rights
        of the Series C stock in a deemed liquidation" consistent with EITF Topic D-98.
        Please tell us and disclose in future filings the pertinent rights and privileges of
        the preferred stock, including the deemed liquidation rights, consistent with
        paragraphs 4 - 7 of SFAS 129.

8.   Further, please tell us how you evaluated the terms of the preferred shares under
        EITF Topic D-98 in determining that the shares should be classified in temporary
        equity. Please refer to the applicable paragraphs relied upon in EITF Topic D-98.

Item 9A. Controls and Procedures, page 62

9.   We note your disclosure that your Chief Executive Officer and Chief Financial
        Officer "concluded that [your] disclosure controls and procedures were effective
        as of December 31, 2007, to ensure that information required to be disclosed by
        [you] in the reports that [you] file or submit under the Securities Exchange Act of
        1934 is recorded, processed, summarized and reported within the time periods
        specified in the SEC rules and forms." The language that is currently included
        after the words "effective as of December 31, 2007" in your disclosure appears to
        be superfluous, since the meaning of "disclosure controls and procedures" is
        established by Rule 13a-15(e) of the Exchange Act. Please remove the language
        in your future filings or revise the disclosure in future filings so that the language
        that appears after the word "effective" is substantially similar in all material
        respects to the language that appears in the entire two-sentence definition of
        "disclosure controls and procedures" set forth in Rule 13a-15(e).

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 3

Note 2. Summary of Significant Accounting Policies, page 7

Cash equivalents and marketable securities, page 7

10.   We note that you have $9.5 million of marketable securities as of March 31, 2008,
        representing approximately 63% of your total assets. You disclose that this
        amount consists of municipal bonds and auction rate securities which are
        "recorded at amortized cost, which approximates fair market value." From this
        disclosure it is not clear how or whether the company adopted SFAS 157 as of
        January 1, 2008. Please tell us how you considered SFAS 157 in your
        accounting. Include a discussion of the level of input you used for each security
        to measure fair value and why.

11.   Further, in future filings please provide all of the disclosures required by SFAS
        157. The disclosure should include information that enables users of your
        financial statements to assess the inputs used to develop your fair value
        measurements and for recurring fair value measurements using significant
        unobservable inputs (Level 3), the effect of the measurements on earnings (or
        changes in net assets) for the period. Otherwise, tell us why you are not required
        to provide the disclosures. Please show us your proposed disclosures.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Critical Accounting Policies and Estimates, page 17

12.   In future filings, as applicable, please discuss the material accounting estimates
        and assumptions you make in valuing your auction rate securities and other
        investments included in marketable securities. Describe the process by which you
        determine the value of those securities, the levels of judgment involved and the
        susceptibility of the resulting value to changes in your estimates and assumptions.
        Please also discuss your adoption SFAS 157 and how that impacted your
        valuation of your marketable securities.

Item 4. Controls and Procedures

13.   We note your disclosure that "[t]here has been no significant change in [y]our
        internal control over financial reporting (as defined in Rules 13a-15(f) under the
        Securities Exchange Act of 1934) during the fiscal quarter ended March 31, 2008
        that has materially affected, or is reasonably likely to materially affect, [y]our
        internal control over financial reporting." To the extent that your disclosure was
        provided to address Item 308(c) of Regulation S-K which requires disclosure of
        any change that occurred during the quarter that materially affected, or is
        reasonably likely to materially affect, your internal control over financial
        reporting, please note that the need for disclosure is not limited to significant
        changes that could affect your internal control over financial reporting subsequent
        to the date of your evaluation. Please correct the disclosure in future filings to
        address all changes or advise us.

Exhibit 31

14.   We note that the punctuation was changed in paragraph 1 of the certifications and
        the words "(as defined" were replaced by "as deferred" in paragraph 4. In future
        filings, please ensure that the certifications required by Exchange Act Rule 13a-
        14(a) are consistent with Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan
Assistant Chief Accountant